Exhibit 12(b)

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

Twelve Months Ended

	Six months	December 31,
	ended

(Thousands of Dollars)

	June 30,
	2006	2005	2004	2003	2002	2001

Earnings, as defined:
Income from continuing operations
before income taxes	$64,955	$103,327	$60,830	31,063	22,036	206,972
Adjust for distributed income of equity
investees	(3,804)	(10,370)	1,990	(2,136)	(2,544)	(1,620)
Equity in loss of equity method
investments	-	-	-	-	-	296
Minority interest in losses of majority
owned subsidiaries	-	-	(48)	(435)	(211)	(612)
Fixed charges, as below	32,916	64,379	66,137	68,134	62,658	85,034
Total earnings, as defined	$94,067	$157,336	$128,909	96,626	81,939	290,070

Fixed charges, as defined:
Interest charges	$32,274	$62,962	$61,269	64,813	60,031	75,305
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	3,216	1,915	857	8,142
Rental interest factor	642	1,417	1,652	1,406	1,770	1,587
Total fixed charges	$32,916	$64,379	66,137	68,134	62,658	85,034

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$32,916	$64,379	$66,137	68,134	62,658	85,034

Ratio of earnings to combined fixed
charges and preferred dividends	2.86x	2.44x	1.95x	1.42x	1.31x	3.41x